SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A15 (Amendment No. 15)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

020910105

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 13,585,281
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 13,585,281
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,585,281
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmacêutica S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 12,600,666
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 12,600,666
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,600,666
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below) and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 24,197,791
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 24,197,791
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,197,791
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.7% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issued upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant (as defined below), 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant (as defined below), 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant (as defined below), 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant (as defined below) and 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Claudio Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 19,866,349
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 19,866,349
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,866,349
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a registered direct offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on September 30, 2009, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant (as defined below), 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant (as defined below) and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sinaf S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC; OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 10,612,510
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 10,612,510
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,612,510
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant (as defined below), 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant  (as defined below), 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant (as defined below), 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant (as defined below) and 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 020910105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Taufin International S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 6,281,068
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 6,281,068
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,281,068
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant (as defined below), 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant (as defined below), 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant (as defined below) and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

Item 1	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 15 by Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma Tau”), Defiante Farmacêutica S.A., a Portuguese corporation (“Defiante”), Paolo Cavazza, an Italian citizen, Sinaf S.A., a Luxembourg corporation (“Sinaf”), Claudio Cavazza, an Italian citizen, and Taufin International S.A., a Luxembourg corporation (“Taufin” and together with Paolo Cavazza, Claudio Cavazza, Sinaf, Defiante and Sigma Tau, the “Reporting Parties”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008, Amendment No. 12 filed with the SEC on December 19, 2008, Amendment No. 13 filed with the SEC on April 13, 2009 and Amendment No. 14 filed with the SEC on October 19, 2009 (the “Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Claudio Cavazza, Sigma Tau, Defiante, Sinaf and Taufin.  Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.  Claudio Cavazza directly and indirectly owns 57% of Sigma Tau.  Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”).  Aptafin is owned directly by Paolo Cavazza and members of his family.  Taufin is a direct wholly-owned subsidiary of Taufin SPA.  Taufin SPA is owned directly by Claudio Cavazza.

The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144.  The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

The business address of Defiante is Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082.  Defiante is a commercial pharmaceutical company.

The business address of Sinaf is 11-13 Boulevard de la Foire, L-1528 Luxembourg.  Sinaf is a parent holding company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The business address of Taufin is 11-13 Boulevard de la Foire, L-1528 Luxembourg.  Taufin is a parent holding company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Claudio Cavazza and Paolo Cavazza, controlling Sigma Tau, Defiante, Sinaf and Taufin are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal pro-

ceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant (“Warrant A”) to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant (“Warrant B” and, collectively with Warrant A, the “2003 Warrants”) to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below).  The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the “Next Private Placement”) or (b) December 11, 2003, and ending on December 11, 2004.  The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement.  As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004.  The Warrant B was then exercisable for 600,000 shares of Common Stock.

The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between the Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the “2004 Common Stock Transaction”).  Defiante used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the “2004 Warrant”) to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

Defiante exercised the 2004 Warrant on July 14, 2006, at an exercise price of $1.50 per share and received 263,158 shares of Common Stock.  Defiante used its working capital to pay the exercise price.

On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement.  Sigma Tau used its working capital to purchase such shares.  In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the “2005 Warrants”) to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the “2005 Purchase Agreements”) between Issuer and each of Defiante, Inverlochy – Consultadoria e Servicos (S.U.) LDA, which was a direct wholly-owned subsidiary of Taufin (“Inverlochy”), and Chaumiere-Consultadoria e Servicos SDC Unipessoal LDA, which was a direct wholly-owned subsidiary of Sinaf (“Chaumiere” and, together with Inverlochy and Defiante, the “Purchasers”), Defiante purchased 307,692 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement.  The Purchasers used working capital to purchase their shares.  The 2005 Purchase Agreements provide that the Purchasers could not dispose of the shares for a five-year period (the “Holding Period”), that the Issuer, rather than the Purchasers, had all voting rights in respect of the shares during the Holding Period, and that the Issuer shall have the right to repurchase the shares within 30 days of the expiration of the Holding Period at a price of $5.00 per share, provided that the Issuer may only repurchase an amount of shares that would leave the Purchasers, when combined with all of their affiliates, with no less than 30.1% of the Issuer’s shares of Common Stock.

On August 1, 2005, pursuant to a Stock Purchase Agreement dated August 1, 2005 between Allan L. Goldstein and Chaumiere, Chaumiere purchased 110,000 shares of the Issuer’s Common Stock from the Seller at a purchase price of $3.20 per share.

On March 16, 2006, pursuant to Securities Purchase Agreements dated as of March 6, 2006 (the “March 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 731,850 shares of Common Stock, Inverlochy purchased 64,575 shares of Common Stock and Chaumiere purchased 64,575 shares of Common Stock for a cash purchase price of $2.81 per share in a registered direct offering.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on March 16, 2006, the Issuer issued warrants (i) to Defiante to purchase 256,148 shares of Common Stock (the “Defiante March 2006 Warrant”), (ii) to Inverlochy to purchase 22,601 shares of Common Stock (the “Inverlochy March 2006 Warrant”) and (iii) to Chaumiere to purchase 22,601 shares of Common Stock (the “Chaumiere March 2006 Warrant” and, together with the Defiante March 2006 Warrant and the Inverlochy March 2006 Warrant, the “March 2006 Warrants”), in each case exercisable at a price of $4.06 per share, in whole or in part, at any time and from time to time from September 16, 2006 through March 16, 2011.

On May 26, 2006, pursuant to a Securities Purchase Agreement dated as of March 26, 2006 between J.J. Finkelstein and Chaumiere, Chaumiere purchased in a private transaction 125,000 shares of Common Stock at a price of $2.80 per share.  Chaumiere used its working capital to purchase such shares.

On December 21, 2006, pursuant to Securities Purchase Agreements dated as of December 18, 2006 (the “December 2006 Purchase Agreements”) between Issuer and each of the Purchasers, Defiante purchased 833,333 shares of Common Stock, Inverlochy purchased 833,333 shares of Common Stock and Chaumiere purchased 833,333 shares of Common Stock for a cash purchase price of $1.80 per share in a private placement.  The Purchasers used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 21, 2006, the Issuer issued warrants (i) to Defiante to purchase 333,333 shares of Common Stock (the “Defiante December 2006 Warrant”), (ii) to Inverlochy to purchase 333,333 shares of Common Stock (the “Inverlochy December 2006 Warrant”) and (iii) to Chaumiere to purchase 333,333 shares of Common Stock (the “Chaumiere December 2006 Warrant” and, together with the Defiante December 2006 Warrant and the Inverlochy December 2006 Warrant, the “December 2006 Warrants”), in each case exercisable at a price of $2.75 per share, in whole or in part, at any time and from time to time from December 21, 2006 through December 21, 2011.

The terms of the 2005 Warrants were amended on December 31, 2007, pursuant to an Amendment to Warrant to Purchase Common Stock, dated as of December 31, 2007 to provide that the 2005

Warrants would be exercisable at any time prior to 11:59 p.m. Eastern Time on March 31, 2008 (the “Expiration Date”), or if such date falls on a day that is not a Business Day or a day on which trading does not take place on a principal exchange or automated quotation system on which the Common Stock is traded (a “Holiday”), the next day that is not a Holiday.

On February 29, 2008, pursuant to Securities Purchase Agreements dated as of February 27, 2008 (the “February 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 2,500,000 shares of Common Stock and Inverlochy purchased 2,500,000 shares of Common Stock for a cash purchase price of $1.00 per share in a private placement (the “February 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  The February 2008 Purchase Agreements provide that (i) the Purchasers may not transfer the shares through December 31, 2010 (the “Restricted Period”) except for transfers to Affiliates (as defined therein), (ii) the Issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Restricted Period, and (iii) the Issuer shall have the right to repurchase the shares at any time at a price of $2.50 per share with respect to any repurchases made between and including January 1, 2010 and December 31, 2010.  In consideration for the purchase of such shares, on February 29, 2008, the Issuer issued warrants (i) to Inverlochy to purchase 500,000 shares of Common Stock (the “Inverlochy February 2008 Warrant”) and (ii) to Chaumiere to purchase 500,000 shares of Common Stock (the “Chaumiere February 2008 Warrant” and, together with the Inverlochy February 2008 Warrant, the “February 2008 Warrants”), in each case exercisable at a price of $1.60 per share.  One-third of the warrants vested on February 29, 2008, one-third vested on December 31, 2008, and one-third vested on December 31, 2009.  The February 2008 Warrants are exercisable through December 31, 2010.

The terms of the 2005 Warrants were further amended pursuant to a Second Amendment to Warrant to Purchase Common Stock, dated as of March 31, 2008, to extend the Expiration Date from March 31, 2008 to December 31, 2009.

On December 10, 2008, pursuant to Securities Purchase Agreements dated as of December 10, 2008 (the “December 2008 Purchase Agreements”) between Issuer and each of Chaumiere and Inverlochy, Chaumiere purchased 1,034,482 shares of Common Stock and Inverlochy purchased 1,034,482 shares of Common Stock for a cash purchase price of $1.45 per share in a private placement (the “December 2008 Private Placement”).  Chaumiere and Inverlochy used working capital to purchase these shares.  In consideration for the purchase of such shares, on December 10, 2008 the Issuer issued warrants (i) to Inverlochy to purchase 372,552 shares of Common Stock ( the “Inverlochy December 2008 Warrant”) and (ii) to Chaumiere to purchase 372,552 shares of Common Stock (the “Chaumiere December 2008 Warrant” and, together with the Inverlochy December 2008 Warrant, the “December 2008 Warrants”), in each case exercisable at a price of $1.74 per share, in whole or in part, at any time and from time to time from December 10, 2008 through December 31, 2011.  The December 2008 Purchase Agreements provide that (i) the Purchasers may not transfer the shares, the December 2008 Warrants or any shares issued upon exercise of the December 2008 Warrants through December 31, 2011 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchasers, has all voting rights in respect of the shares and any shares issued upon exercise of the December 2008 Warrants through December 31, 2011.

On April 13, 2009, pursuant to a Securities Purchase Agreement dated as of April 13, 2009 ( the “April 2009 Purchase Agreement”) between Issuer and Chaumiere, Chaumiere purchased 1,052,631 shares of Common Stock for a cash purchase price of $0.57 per share in a private placement (the “April 2009 Private Placement”).  Chaumiere used working capital to purchase these shares.  In consideration for the purchase of such shares, on April 13, 2009 the Issuer issued a warrant to Chaumiere to purchase 263,158 shares of Common Stock, exercisable at a price of $0.91 per share, in whole or in part, at any time and from time to time from April 13, 2009 through April 20, 2012 (the “April 2009 Warrant”).  The April 2009 Purchase Agreement provides that (i) the Purchaser may not transfer the shares, the April 2009 Warrant or any shares issued upon exercise of the April 2009 Warrant through April 30, 2012 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchaser, has all voting rights in respect of the shares and any shares issued upon exercise of the April 2009 Warrant through April 30, 2012.

On June 2, 2009, each of Chaumiere and Inverlochy purchased 312,500 shares of Common Stock for a cash purchase price of $0.40 per share in a private transaction.  Chaumiere and Inverlochy used working capital to purchase these shares.

On October 15, 2009, pursuant to a Securities Purchase Agreement dated as of September 30, 2009 (the “September 2009 Purchase Agreement”) between Issuer and Chaumiere, Chaumiere purchased 1,219,512 shares of Common Stock for a cash purchase price of $0.82 per share in a private placement (the “October 2009 Private Placement”).  Chaumiere used working capital to purchase these shares.  In consideration for the purchase of such shares, on October 15, 2009 the Issuer issued a warrant to Chaumiere to purchase 609,756 shares of Common Stock, exercisable at a price of $1.12 per share, in whole or in part, at any time and from time to time from April 15, 2010 through September 30, 2014 (the “October 2009 Warrant”).  Any material conditions precedent to the obligation of Chaumiere to purchase the shares and the obligation of the Issuer to issue the shares and the October 2009 Warrant were satisfied on October 8, 2009  The September 2009 Purchase Agreement provides that (i) the Purchaser may not transfer the shares, the October 2009 Warrant or any shares issued upon exercise of the October 2009 Warrant through September 30, 2012 except for transfers to Affiliates (as defined therein) and (ii) the Issuer, rather than the Purchaser, has all voting rights in respect of the shares and any shares issued upon exercise of the October 2009 Warrant through September 30, 2012.

The 2005 Warrants expired, unexercised, on December 31, 2009.

In May 2010, Chaumiere changed its name to Chaumiere S.à.r.l. and Inverlochy changed its name to Inverlochy S.à.r.l.

On May 21, 2010, Sinaf purchased units, consisting in the aggregate of 240,000 shares of Common Stock and warrants (the “May 2010 Warrants”) to purchase 96,000 shares of Common Stock directly from the underwriters in the Issuer’s public offering.  Each unit consisted of one share of Common Stock and 0.4 warrants and was purchased for a cash purchase price of $0.41 per unit.  The units separated immediately.  The May 2010 Warrants are exercisable at a price of $0.56 per share at any time and from time to time through May 21, 2015.  Sinaf used working capital to purchase these units.

On June 29, 2010, Inverlochy merged with and into Taufin, its direct parent, and Taufin thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Inverlochy immediately prior to the merger and Chaumiere merged with and into Sinaf, its direct parent, and Sinaf thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Chaumiere immediately prior to the merger.

Item 4	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Sigma Tau is the beneficial owner of 13,585,281 shares of Common Stock representing 18.3% of the outstanding Common Stock (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31,

2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Defiante is the beneficial owner of 12,600,666 shares of Common Stock representing 17.0% of the outstanding Common Stock (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant and 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant).

Paolo Cavazza is the beneficial owner of 24,197,791 shares of Common Stock representing 31.7% of the outstanding Common Stock (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 256,148 shares of Common Stock issued upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant, 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant, 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant, 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant and 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrant).

Claudio Cavazza is the beneficial owner of 19,866,349 shares of Common Stock representing 26.4% of the outstanding Common Stock (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a registered direct offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on September 30, 2009, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering, 256,148 shares of Common Stock issuable upon exercise of the Defiante March 2006 Warrant, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Defiante December 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant).

Sinaf is the beneficial owner of 10, 612,510 shares of Common Stock representing 14.0% of the outstanding Common Stock (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 22,601 shares of Common Stock issuable upon exercise of the Chaumiere March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Chaumiere December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Chaumiere February 2008 Warrant, 372,552 shares of Common Stock issuable upon exercise of the Chaumiere December 2008 Warrant, 263,158 shares of Common Stock issuable upon exercise of the April 2009 Warrant, 609,756 shares of Common Stock issuable upon exercise of the October 2009 Warrant and 96,000 shares of Common Stock issuable upon exercise of the May 2010 Warrant).

Taufin is the beneficial owner of 6,281,068 shares of Common Stock representing 8.4% of the Common Stock outstanding (based on 60,406,828 shares of Common Stock outstanding as of May 10, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 17, 2010, plus 11,500,000 shares issued in connection with a public offering by the Issuer as reported in the Issuer’s Current Report on Form 8-K filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 21, 2010, plus 1,624,750 shares issued in connection with the exercise of the overallotment option related to the Issuer’s public offering as reported in the Issuer’s press release dated June 2, 2010, 22,601 shares of Common Stock issuable upon exercise of the Inverlochy March 2006 Warrant, 333,333 shares of Common Stock issuable upon exercise of the Inverlochy December 2006 Warrant, 500,000 shares of Common Stock issuable upon exercise of the Inverlochy February 2008 Warrant and 372,552 shares of Common Stock issuable upon exercise of the Inverlochy December 2008 Warrant).

(b) The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 13,585,281.  The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 13,585,281.

The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 12,600,666.  The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 12,600,666.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 24,197,791.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 24,197,791.

The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Claudio Cavazza shares the power to vote or direct the vote is 19,866,349.  The number of shares of Common Stock as to which Claudio Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Claudio Cavazza shares the power to dispose or direct the disposition is 19,866,349.

The number of shares of Common Stock as to which Sinaf has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sinaf shares the power to vote or direct the vote is 10,612,510.  The number of shares of Common Stock as to which Sinaf has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sinaf shares the power to dispose or direct the disposition is 10,612,510.

The number of shares of Common Stock as to which Taufin has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Taufin shares the power to vote or direct the vote is 6,281,068.  The number of shares of Common Stock as to which Taufin has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Taufin shares the power to dispose or direct the disposition is 6,281,068.

(c) On May 21, 2010, Sinaf purchased units consisting in the aggregate of 240,000 shares of Common Stock and warrants to purchase 96,000 shares of Common Stock directly from the underwriters in the Issuer’s public offering.  Each unit consisted of one share of Common Stock and 0.4 warrants and was purchased for a cash purchase price of $0.41 per unit.  The units separated immediately.  The Warrants are exercisable at a price of $0.56 per share.

On June 29, 2010, Inverlochy merged with and into Taufin and Taufin thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Inverlochy immediately prior to the merger and Chaumiere merged with and into Sinaf and Sinaf thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Chaumiere immediately prior to the merger.

(d) N/A.

(e) On June 29, 2010, Chaumiere and Inverlochy ceased to be the beneficial owners of more than five percent of the Common Stock as a result of their mergers into Sinaf and Taufin, respectively.

Item 6	Contracts, Arrangements, Understanding or

Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Parties there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Joint Filing Agreement.

2.	Power of Attorney (Sigma Tau).

3.	Power of Attorney (Defiante).

4.	Power of Attorney (Claudio Cavazza).1

5.	Power of Attorney (Paolo Cavazza).2

6.	Power of Attorney (Sinaf).

7.	Power of Attorney (Taufin).

8.	Form of Stock Purchase Agreement dated as of June 22, 2005.3

9.	Form of Securities Purchase Agreement dated as of March 6, 2006.4

10.	Form of March 2006 Warrant.5

11.	Form of Securities Purchase Agreement dated as of December 15, 2006.6

12.	Form of December 2006 Warrant.7

13.	Form of Securities Purchase Agreement dated as of February 27, 2008.8

14.               Form of February 2008 Warrant.9

1	Incorporated by reference to the Reporting Persons’ Amendment No. 12 to Schedule 13D filed with the SEC on December 19, 2008.

2	Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

3	Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.

4	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

5	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

6	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

7	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

8	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008.

9	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008.

15.	Form of Securities Purchase Agreement dated as of December 10, 2008.10

16.	Form of December 2008 Warrant.11

17.	Form of Securities Purchase Agreement dated as of April 13, 2009.12

18.	Form of April 2009 Warrant.13

19.	Form of Securities Purchase Agreement dated as of September 30, 2009.14

20.	Form of October 2009 Warrant.15

21.	Form of May 2010 Warrant.16

10	Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

11	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

12	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

13	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

14	Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

15	Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

16	Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on May 21, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date:  July 9, 2010

SIGMA-TAU FINANZIARIA S.P.A.
By: /s/Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmacêutica S.A. is true, complete and correct.

Date:  July 9, 2010

DEFIANTE FARMACEUTICA S.A.
By: /s/Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Date:  July 9, 2010

CLAUDIO CAVAZZA
By: /s/Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Taufin International S.A. is true, complete and correct.

Date:  July 9, 2010

TAUFIN INTERNATIONAL S.A.
By: /s/Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date:  July 9, 2010

PAOLO CAVAZZA
By: /s/Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sinaf S.A. is true, complete and correct.

Date:  July 9, 2010

SINAF S.A.
By: /s/Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Sigma Tau Finanziaria SpA

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, Jones, Platé, Artali and Cerrina Feroni) of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) President, and (d) Italy.

2.	(a) Ugo Di Francesco, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Vice President and Chief Executive Officer, and (d) Italy.

3.	(a) Marco Codella, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Managing Director, and (d) Italy.

4.	(a) Mauro Bove, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Managing Director, and (d) Italy.

5.
(a) Stefano Marino, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) General Counsel of Sigma-Tau Industrie Farmaceutiche Riunite SpA; Corporate Legal and Intellectual Property Director at Sigma-Tau Finanziaria SpA,, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. C. Cavazza, Di Francesco, Codella, Bove and Marino) of Sigma Tau are set forth below:

1.	(a) Enrico Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, (c) executive, Sigma-Tau Industrie Farmaceutica Riunite SpA, and (d) Italy.

2.	(a) Trevor Jones, (b) Woodhyrst House, 18 Friths Drive, REIGATE, Surrey, Great Britain, (c) professor, and (d) Great Britain.

3.	(a) Emilio Platé, (b) Via Finocchiaro Aprile n.5,Varese, Italy, (c) business consultant, and (d) Italy.

4.	(a) Mario Artali, (b) Piazza F. Meda 4, Milano, Italy 20121, (c) Deputy Chairman, Banca Popolare di Milano, and (d) Italy.

5.	(a) Marco Cerrina Feroni, (b) Piazza Paolo Ferrari 10, Milano, Italy 20121, (c) executive, Intesa Sanpaolo SpA and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1.	(a) Claudio Cavazza, (b) Pontina Km. 30,400, Pomezia (Rome), Italy 00040, (c) President, Sigma Tau, and (d) Italy.

2.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italy.

Claudio Cavazza directly and indirectly owns 57% of Sigma Tau and Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

Defiante Farmacêutica S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Defiante are set forth below:

1.	(a) Massimo Mineo, (b) Via Pontina km. 30,400, Pomezia, Rome, Italy 00040, (c) Executive, Sigma Tau Industrie Farmaceutiche Riunite SpA, and (d) Italy.

2.	(a) Raffaele Sanguigni, (b) Via Pontina km. 30,400, Pomezia, Rome, Italy 00040, (c) Director-President, Defiante, and Executive, Sigma Tau Industrie Farmaceutiche Riunite SpA, and (d) Italy.

3.	(a) Paolo Alexandre da Mota Viegas, (b) Rua da Alfanadega, n.78, Funchal, Madeira, Portugal, 9000-059, (c) general manager of Defiante, and (d) Portugal.

4.	(a) Pedro Moreira da Cruz Quintas, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

5.	(a) Carla Emanuel Arruda Jardim Fernandes, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

Sinaf S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Sinaf are set forth below:

1.	(a) Luca Checchinato, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) President of Sinaf and President of Taufin and (d) Italy.

2.	(a) Luca Antognoni, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) Italy.

3.	(a) Cristobalina Moron, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) France.

4.	(a) Sebastian Schaack, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) France.

5.	(a) Emilio Martinenghi, (b) Via alla Campagna 2a, CH-6904 Lugano, Switzerland, (c) Business consultant, Wullschleger Martinenghi Manzini Servizi Fiduciari SA, Switzerland and (d) Switzerland.

6.	(a) Antonio Nicolai, (b) Via Pontina Km 30,4000 I – 00040 Pomezia (Rome), (c) President of Sigma Tau Pharmaceuticals, Inc. and (d) Italy.

Taufin International S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Taufin are set forth below:

1.	(a) Luca Checchinato, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) President of Taufin and President of Sinaf and (d) Italy.

2.	(a) Luca Antognoni, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) Italy.

3.	(a) Cristobalina Moron, (b) 19-21, Boulevard du Prince Henri, L-1724 Luxembourg, (c) Bank employee, Societe Europeenne de Banque S.A. and (d) France.

4.	(a) Maurizio Terenzi, (b) 47, Viale Shakespeare I – 00144 Rome, (c) Managing Director of Aptafin S.p.A. and (d) Italy.

5.	(a) Emilio Martinenghi, (b) Via alla Campagna 2a, CH-6904 Lugano, Switzerland, (c) Business consultant, Wullschleger Martinenghi Manzini Servizi Fiduciari SA, Switzerland and (d) Switzerland.

EXHIBIT INDEX

		Page

1.	Joint Filing Agreement	27

2.	Power of Attorney (Sigma Tau)	29

3.	Power of Attorney (Defiante)	30

4.	Power of Attorney (Claudio Cavazza).1

5.	Power of Attorney (Paolo Cavazza).2

6.	Power of Attorney (Sinaf)	31

7.	Power of Attorney (Taufin)	32

8.	Form of Stock Purchase Agreement dated as of June 22, 2005.3

9.	Form of Securities Purchase Agreement dated as of March 6, 2006.4

10.	Form of March 2006 Warrant.5

11.	Form of Securities Purchase Agreement dated as of December 15, 2006.6

12.	Form of December 2006 Warrant.7

1   Incorporated by reference to the Reporting Persons’ Amendment No. 12 to Schedule 13D filed with the SEC on December 19, 2008.

2   Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

3   Incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed on June 23, 2005.

4   Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

5   Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 7, 2006.

6   Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

7   Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 18, 2006.

13.	Form of Securities Purchase Agreement dated as of February 27, 2008.8

14.	Form of February 2008 Warrant.9

15.	Form of Securities Purchase Agreement dated as of December 10, 2008.10

16.	Form of December 2008 Warrant.11

17.	Form of Securities Purchase Agreement dated as of April 13, 2009.12

18.	Form of April 2009 Warrant.13

19.	Form of Securities Purchase Agreement dated as of September 30, 2009.14

20.	Form of October 2009 Warrant.15

21.	Form of May 2010 Warrant.16

8   Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February  27, 2008

9   Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on February 27, 2008

10   Incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

11   Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 12, 2008.

12   Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

13   Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 16, 2009.

14   Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

15   Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

16   Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on May 21, 2010.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of July 9, 2010 is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: July 9, 2010	SIGMA-TAU FINANZIARIA SPA

By: /s/Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

Dated: July 9, 2010	DEFIANTE FARMACEUTICA S.A.

By: /s/Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

Dated: July 9, 2010	PAOLO CAVAZZA

By: /s/Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Dated: July 9, 2010	CLAUDIO CAVAZZA

By: /s/Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Dated: July 9, 2010	INVERLOCHY – CONSULTADORIA E
SERVICOS (S.U.) LDA

By: /s/Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Dated: July 9, 2010	CHAUMIERE-CONSULTADORIA E
SERVICOS SDC UNIPESSOAL LDA

By: /s/Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

EXHIBIT 2

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Stefano Marino and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 30th day of October, 2009.

SIGMA TAU FINANZIARIA S.P.A.
/s/ Ugo Di Francesco Name: Ugo Di Francesco Title: Vice President and CEO

EXHIBIT 3

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Stefano Marino and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 30th day of October, 2009.

DEFIANTE FARMACÊUTICA S.A.
/s/ Raffaele Sanguigni / /s/ Paulo Viegas Name: Raffaele Sanguigni/Paulo Viegas (President) (CEO) Title: Directors

EXHIBIT 6

SINAF S.A.
Société Anonyme
Siège social : 11-13 Boulevard de la Foire L-1528 Luxembourg
R.C.S. Luxembourg : B 40.824
« La Société »

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint each of Fabio Poma, Rocco Nava and Nicola Wullschleger, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Regenerx Biopharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of Regenerx Biopharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 2nd day of July, 2010.

SINAF S.A.
Société Anonyme
/s/ Luca Checchinato Luca Checchinato

EXHIBIT 7

TAUFIN INTERNATIONAL S.A.
Société Anonyme
Siège social : 11-13 Boulevard de la Foire L-1528 Luxembourg
R.C.S. Luxembourg : B 52.951

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint each of Fabio Poma, Rocco Nava and Nicola Wullschleger, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of Regenerx Biopharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder and (ii) the disposition of equity securities of Regenerx Biopharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 2nd day of July, 2010.

TAUFIN INTERNATIONAL S.A.
Société Anonyme
/s/ Luca Checchinato Luca Checchinato